UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: June 12, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Result of the Postal Ballot and e-voting on resolutions of HDFC Bank Limited

June 12, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Result of the Postal Ballot and e-voting on resolutions of HDFC Bank Limited

We hereby submit the results of the e-voting pursuant to the Postal Ballot of the Bank, for all resolutions as specified in the Postal Ballot Notice dated April 27, 2023.

Period of Postal Ballot	May 12, 2023 to June 11, 2023
Total no. of shareholders as on the cut-off date	22,50,273

All the resolutions placed through the Postal Ballot were passed with the requisite majority. The resolutions are deemed as passed on the last date of the e-voting period, i.e. Sunday, June 11, 2023.

The Report of the Scrutinizer viz., M/s. BN & Associates, is enclosed herewith.

This is for your information and appropriate dissemination.

Thanking you.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.

HDFC BANK LTD - VOTING RESULTS OF POSTAL BALLOT-2023

Date of declaration of result of Postal Ballot	12th June, 2023
Total number of shareholders as on cut off date i.e. 05th May, 2023	2250273
No. of Shareholders present in the meeting either in person or through proxy	Not Applicable
Promoters and Promoter Group:	-
Public:	-
No. of Shareholders attended the meeting through Video Conferencing	Not Applicable
Promoters and Promoter Group:	-
Public:	-

Resolution required: (Ordinary/Special)	Ordinary(01) : Appointment and Remuneration of Mr. Kaizad
Bharucha (DIN: 02490648) as a Deputy Managing Director of the
Bank, for a period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including
			remuneration, as approved by the RBI
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000
Public - Institutions	E-Voting		2558424488	92.752	2547603191	10821297	99.577	0.423
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2758350669	2558424488	92.752	2547603191	10821297	99.577	0.423
Public - Non Institutions	E-Voting		8699899	0.524	8469373	230526	97.350	2.650
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1660467477	8699899	0.524	8469373	230526	97.350	2.650
Total		5583443980	3731750221	66.836	3720698398	11051823	99.704	0.296

Resolution required: (Ordinary/Special)	Ordinary(02) : Appointment and Remuneration of Mr. Bhavesh
Zaveri (DIN: 01550468) as an Executive Director of the Bank, for a
period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including remuneration,
			as approved by the RBI
Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000
Public - Institutions	E-Voting		2558424488	92.752	2552421046	6003442	99.765	0.235
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	2758350669	2558424488	92.752	2552421046	6003442	99.765	0.235
Public - Non Institutions	E-Voting		8691658	0.523	8462226	229432	97.360	2.640
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000
	Total	1660467477	8691658	0.523	8462226	229432	97.360	2.640
Total		5583443980	3731741980	66.836	3725509106	6232874	99.833	0.167

SCUTINIZER’S REPORT

June 12, 2023

To,

The Chairman

HDFC Bank Limited

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel (West),

Mumbai 400 013.

Sub: HDFC Bank Limited - Scrutinizer’s Report on Postal Ballot (E-voting) Results

The Board of Directors of HDFC Bank Limited (hereinafter referred to as ‘’the Bank”) at their meeting held on April 27, 2023, have appointed me as the Scrutinizer to scrutinize the Postal Ballot e-voting process in a fair and transparent manner in respect of all the Resolutions as stated in the Postal Ballot Notice dated April 27, 2023 (the “Postal Ballot Notice”).

In compliance with the provisions of Section 110 of the Companies Act, 2013 (the “Act”) read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Regulation 44 of the Securities & Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”) Secretarial Standard on General Meetings (“SS-2”) issued by the Institute of Company Secretaries of India, including any circulars, statutory modification(s), clarification(s), substitution(s) or re-enactment(s) thereof for the time being in force, guidelines prescribed by the Ministry of Corporate Affairs (the “MCA”), Government of India, for holding general meetings/ conducting postal ballot process through e-voting vide General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020 and 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 8, 2021 and 11/2022 dated December 28, 2022 (the “MCA Circulars”) and any other applicable laws and regulations, the special businesses mentioned in the Postal Ballot Notice dated April 27, 2023, were proposed to be passed by the Members of HDFC Bank Limited through Postal Ballot via remote electronic voting (e-voting) only. The Bank had, accordingly, provided facility of e-voting to all Members of the Bank to enable them to cast their votes electronically on the special businesses mentioned in the Notice.

The Bank has engaged the services of National Securities Depository Ltd, as the Electronic Voting Service Provider (“NSDL” or “EVSP”) who had made necessary arrangements to facilitate e-voting by the shareholders of the Bank on their website at www.evoting.nsdl.com. Datamatics Business Solutions Limited are the Registrar and Share Transfer Agents for the Bank (the “RTA”).

Accordingly, the Bank had sent the Postal Ballot Notice including all the requisite information required by the shareholders to cast their votes, in electronic form only to all those Members who had registered their e-mail addresses with the Bank / RTA / Depository Participants, as on Friday, May 5, 2023 (being the cut-off date for this purpose). The communication of the assent or dissent of the Members was sought through the e-voting system only.

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In order to facilitate those Members who had not yet registered their e-mail addresses, a proper procedure was laid down for the shareholders to get their email address registered with the RTA prior to the cut-off date so that they could also participate in the e-voting facility extended by the Bank.

The Bank and the EVSP had uploaded the Notice together with the explanatory statement on their respective websites viz. www.hdfcbank.com and www.evoting.nsdl.com and Electronic Voting Event Number “123891” (’EVEN’) was generated for casting the votes through e-voting mode. The Bank and the EVSP have complied with all the necessary formalities specified under the Act, the Rules framed thereunder and the MCA Circulars issued in this regard.

The aforesaid Postal Ballot Notice was sent on or before May 08, 2023 through e-mail to all the Members of the Bank who had registered their e-mail addresses as on May 05, 2023.

The Management of the Bank is responsible for ensuring compliance with the requirements of the Act and the Rules made thereunder and SEBI Listing Regulations relating to the items being placed for approval of the members through postal ballot by e-voting. My responsibility as the Scrutinizer of the voting process (through e-voting), was restricted to scrutinizing the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer’s Report on the votes cast in favour and against the resolutions stated in the Notice, based on the data generated from the e-voting system provided by EVSP.

I report that the Postal Ballot Notice was sent through e-mail to 21,58,750 members whose email address was registered with the Bank / RTA / Depositories and as made available with the RTA. The total Number of Members as on the Cut-off date was 22,50,273. The e-voting period commenced from Friday, May 12, 2023 from 9.00 a.m. IST and ended on Sunday, June 11, 2023 at 5.00 p.m. IST. In respect of 91,523 members whose email addresses were not available, a Public Notice with regard to the Postal Ballot Notice was published on May 09, 2023 in “Business Standard” English Newspaper, and in “Navshakti”, Marathi Newspaper (Mumbai edition) providing requisite information and contact details of the EVSP and the RTA for registering email addresses and addressing queries on e-voting.

The item for which approval of the Members of the Bank was sought as stated in the Notice is mentioned hereunder: -

Sr. No.	Type of Resolution	Description of the resolution
1.	As an Ordinary Resolution	Appointment and Remuneration of Mr. Kaizad Bharucha (DIN: 02490648) as a Deputy Managing Director of the Bank, for a period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including remuneration, as approved by RBI.
2.	As an Ordinary Resolution	Appointment and Remuneration of Mr. Bhavesh Zaveri (DIN: 01550468) as an Executive Director of the Bank, for a period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including remuneration, as approved by RBI.

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SUMMARY OF VOTES CAST

The E-voting process concluded at 5 p.m. IST on Sunday, June 11, 2023. After the closure of E-voting process the votes cast through E-voting facility were duly unblocked by me as the Scrutinizer in the presence of Ms. Saroj Narasimhan and Mr. R Mahesh witnesses, not in employment of the Bank, as prescribed under sub-rule 4(xii) of rule 20 of the Companies (Management and Administration) Rules, 2014. Since e-voting facility was provided by NSDL, the details of the e-voting exercised by the Members were duly compiled by NSDL. The details of the e-voting, the compilation of the Register containing the statement of Member’s name, DP ID, Client ID and/or folio number, number of shares held, number of votes exercised, votes in favour, votes against were generated by NSDL from their website were duly scrutinized.

On scrutiny, I report that out of 22,50,273, Members holding shares as on the cut-off date, i.e. May 5, 2023, 16,715 Members holding 373,42,40,251 shares have exercised their votes through remote E-voting.

The details of Postal Ballot results for the special businesses placed for consideration and approval of the Members is given below:

Notes:

1.	Votes cast in favour or against has been considered on the basis of number of shares held as on the cut-off date reckoned for the purpose of postal ballot
2.	Vote Cast In favour or against is calculated based on the Valid Votes cast through Remote E-voting
3.	The members identified as Related Party abstained from voting on the resolutions.

Item No 1: As an Ordinary Resolution

Appointment and Remuneration of Mr. Kaizad Bharucha (DIN: 02490648) as a Deputy Managing Director of the Bank, for a period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including remuneration, as approved by RBI.

Total no. of Members	22,50,273
Total no. of Equity Shares	558,34,43,980
E-voting as per the Postal Ballot Notice	From 9.00 a.m. IST on Friday May 12, 2023 till 5.00 p.m. IST on Sunday June 11, 2023
		Number of Votes	Number of Shares
Total votes cast through E-voting	A	16,715	373,42,40,251
Less: Invalid E-voting abstained/less voted)* refer note below	B	19	24,90,030
Net E-voting (A-B) considered valid	C	16,696	373,17,50,221

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Summary of E-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3)=[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	116,46,25,834	116,46,25,834	100.00	116,46,25,834	NIL	100.00	Nil
Public-Institutional holders	275,83,50,669	255,84,24,488	92.752	254,76,03,191	1,08,21,297	99.577	0.423
Public-others	166,04,67,477	86,99,899	0.524	84,69,373	2,30,526	97.350	2.650
Total	558,34,43980	373,17,50,221	66.836	372,06,98,398	1,10,51,823	99.704	0.296

Percentage of votes cast in Favour: 99.704. Percentage of votes cast Against: 0.296

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 1 as set forth in the Postal Ballot Notice dated April 27, 2023 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date of voting that is Sunday, June 11, 2023.

Item No 2: As an Ordinary Resolution

Appointment and Remuneration of Mr. Bhavesh Zaveri (DIN: 01550468) as an Executive Director of the Bank, for a period of three (3) years, w.e.f. April 19, 2023, on the terms and conditions relating to the said appointment, including remuneration, as approved by RBI.

Total no. of Members	22,50,273
Total no. of Equity Shares	558,34,43,980
E-voting as per the Postal Ballot Notice	From 9.00 a.m. IST on Friday May 12, 2023 till 5.00 p.m. IST on Sunday June 11, 2023
		Number of Votes	Number of Shares
Total votes cast through E-voting	A	16,715	373,42,40,251
Less: Invalid E-voting abstained/less voted)* refer note below	B	67	24,98,271
Net E-voting (A-B) considered valid	C	16,648	373,17,41,980

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Summary of E-voting through Postal Ballot

Promoter/ Public	No. of shares held (1)	No. of votes cast (2)	% of votes cast on outstanding shares (3)=[(2)/ (1)]*100	No. of votes - in favour (4)	No. of votes - against (5)	% of votes in favour on votes cast (6)=[(4)/ (2)]*100	% of votes against on votes cast (7)=[(5)/ (2)]*100
Promoter and Promoter Group	116,46,25,834	116,46,25,834	100.00	116,46,25,834	NIL	100.00	Nil
Public-Institutional holders	275,83,50,669	255,84,24,488	92.752	255,24,21,046	60,03,442	99.765	0.235
Public-others	166,04,67,477	86,91,658	0.523	84,62.226	2,29,432	97.360	2.640
Total	558,34,43980	373,17,41,980	66.836	372,55,09,106	62,32,874	99.833	0.167

Percentage of votes cast in Favour: 99.833. Percentage of votes cast Against: 0.167

RESULTS: -

As the number of votes cast in favour of the Resolution is more than the number of votes cast against, I report that the Ordinary Resolution as per Item No. 2 as set forth in the Postal Ballot Notice dated April 27, 2023 has been passed by the Members with requisite majority. The Resolution is deemed as passed on the last date of voting that is Sunday, June 11, 2023.

I further report that as per the Postal Ballot Notice dated April 27, 2023 and the Board Resolution dated April 27, 2023, the Chairman or a person authorised by him in writing may declare and confirm the above results of voting by postal ballot in respect of the Resolutions referred, within two working days of the closure of the remote e-voting. The result of the Postal Ballot will be displayed on the website of the Bank www.hdfcbank.com and on the website of NSDL www.evoting.nsdl.com The results shall also be forwarded to the Stock Exchanges and hosted on the websites of BSE Limited and National Stock Exchange of India Limited, the exchanges where the equity shares of the Bank are listed and at the Registered Office of the Bank.

I further report that Rule 22 of the Companies (Management and Administration) Rules, 2014 has been duly complied with and the records maintained by me including the data as obtained from NSDL, the Service Provider for the e-voting facility extended by them and recording the consent or otherwise received from the Members, by e-voting which includes all the particulars of the Members such as the name, folio number/DP ID and Client ID, number of shares held, number of shares voted and number of shares assented, number of shares dissented, number of shares rejected, and other related data/papers are in my safe custody which will be handed over to the Company Secretary of the Bank.

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I thank you for the opportunity given, to act as a Scrutinizer for the above Postal Ballot process of the Bank.

Thanking you,

Yours faithfully

For BN & Associates

Company Secretaries

CS B Narasimhan	Place: Mumbai
(Proprietor)	Date: June 12, 2023
(FCS no 1303 COP no 10440)	UDIN: F001303E000473038

The following were the witnesses to the unblocking of the votes on June 11, 2023

1. Mr. R Mahesh	2. Ms. Saroj Narasimhan

Received the Report

For HDFC Bank Limited

Santosh Haldankar

Company Secretary

Place: Mumbai	Date: June 12, 2023

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